

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2015

Christine M. Gorjanc
Chief Financial Officer
Netgear, Inc.
350 East Plumeria Drive
San Jose, California 95134

> **Re: Netgear, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 20, 2015**
> **Form 10-Q for Fiscal Quarter Ended March 29, 2015**
> **File No. 0-50350**

Dear Ms. Gorjanc:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014

Revenue Recognition, page 65

1.   We note that revenue on shipments is reduced for estimated price protection, which you record as contra-revenue under the authoritative guidance for revenue recognition. Please tell us in more detail about the significant terms of price protection that you offer to your customers, the material estimates and assumptions used to determine the amount of contra-revenue recorded each period; how accurate your estimates and assumptions have been in the past, and how you evaluate your sales agreements including price protection to determine that the price is fixed and determinable at the time of sale.

Sales Incentives, page 66

2.   Please provide us with a robust description of the types of sales incentives that you offer to your customers and those factors you consider in determining whether the incentives should be reflected as adjustments to selling price or recorded as a separate expense. In your response, please describe material assumptions, estimates, material changes, and reasonably likely uncertainties.

Form 10-Q for Fiscal Quarter Ended March 29, 2015

Note 7. Commitments and Contingencies, page 15

3.   We note that you recognized a benefit of $2.7 million during the three months ended March 29, 2015 resulting from adjustments recorded to release litigation reserves previously accrued associated with the Ericsson patent litigation matter. We also note that you recognized $1.0 million of benefit in litigation-related reserves during the year ended December 31, 2014 resulting from the adjustments made to decrease the accrued litigation reserves relating to this case after the Federal Circuit issued its opinion and order in your appeal. Considering that the Federal Circuit issued its opinion and order on December 4, 2014, please tell us about facts and circumstances that you relied upon during the first fiscal quarter of 2015, that were not present during 2014, to conclude that it was appropriate to release an additional $2.7 million of previously accrued litigation reserve for this case.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Terry French for

Carlos Pacho
Senior Assistant Chief Accountant